EXHIBIT 11

THE NEWHALL LAND AND FARMING COMPANY

COMPUTATION OF EARNINGS PER UNIT
(in thousands, except per unit)

	Years Ended December 31
	2000	1999	1998
Partnership Units
Average number of units outstanding during the period	27,658	31,388	33,986
Net units issuable in connection with dilutive options based upon use of the treasury stock method	311	280	390

Average number of primary units	27,969	31,668	34,376

Net income	$85,396	$90,392	$64,080

Net income per unit	$3.09	$2.88	$1.89

Net income per unit—assuming dilution	$3.05	$2.85	$1.86